January 26, 2009

Jim B. Rosenberg Senior Assistant Chief Accountant Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Tiens Biotech Group (USA), Inc.
Form 10-K for the Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended September 30, 2008
File No. 001-32477

Dear Mr. Rosenberg:

           Thank you for your comment letter dated December 24, 2008 (the “Comment Letter”) with respect to the above-captioned Annual Report on Form 10-K and Quarterly Report on Form 10-Q of Tiens Biotech Group (USA), Inc., a Delaware corporation (the “Company”).

We have responded to each of the comments set forth in the Comment Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Comment Letter.

The Company’s responses to the Staff’s comments set forth in the Comment Letter are as follows:

Jim B. Rosenberg, Esq. Securities and Exchange Commission January 26, 2009 Page 2

Form 10-K for the Year Ended December 31, 2007

General

1.
If Engineering and the registrant have an agreement regarding the distribution of products in China please file the agreement as an exhibit and describe the material terms in the Form 10-K annual report.

Response to Comment 1:

On June 25, 2003, Tianjin Tianshi Biological Development Co., Ltd. (“Biological”), an 80% subsidiary of the Company, entered into a Product Purchase and Sales Agreement with Tianjin Tianshi Biological Engineering Co., Ltd. (“Engineering”).  The agreement was filed as Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005.  The material terms of the agreement are described in the Annual Report on Form 10-K for the fiscal year ended December 31, 2007 on pages 5 and 36.  There are no other product purchase agreements between Engineering and the Company, or between Engineering and any of the Company’s subsidiaries.

2.
Please also file any other agreements between Group and Mr. Li or Mr. Li’s affiliates regarding the distribution of products outside of China. Alternatively provide us your detailed analysis as to why it is not necessary to file any of these agreements.

Response to Comment 2:

Please refer to the following disclosure on pages 5 and 36 of the Annual Report on Form 10-K for the fiscal year ended December 31, 2007:

“With respect to distribution of products outside of China, there are no formal sales or administrative agreements among our subsidiaries and those overseas related parties.  The business operations among these related entities are regulated through internal ordinances.”

“As operation costs vary from country to country, international market prices vary accordingly. We sell our products to overseas affiliates at the FOB (destination port) price, which consists of 25% of the Chinese retail price, including customs duty, value-added tax and other miscellaneous transportation cost. The overseas affiliates mark up the products to cover their expenses and realize profits of approximately 10%.”

The Company confirms that there are no agreements between Group and Mr. Li or Mr. Li’s affiliates regarding the distribution of products outside of China.

Jim B. Rosenberg, Esq. Securities and Exchange Commission January 26, 2009 Page 3

3.
If any management agreements exist between the registrant and/or its affiliates and Mr. Li and/or his affiliates please file such agreement(s) as exhibits and describe the material terms of the agreement(s) in the Form 10-K annual report.

Response to Comment 3:

On January 17, 2008, Biological entered into a Lease Agreement with Tianjin Tianshi Group Co., Ltd. (“Group”) governing the terms under which Biological leases certain facilities in Tianjin, China and receives management services from Group.  Group is an affiliate of Mr. Li.  The agreement was filed as Exhibit 10.21 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

In its Form 10-K annual report for year ended December 31, 2008 (the “2008 10-K”), the Company intends to revise the existing disclosure on page 40 of the 2007 annual report on Form 10-K (the “2007 report”) to clarify that the payments made by Biological to Group under the Lease Agreement also include management services provide to Biological by Group.

There are no other management agreements between the Company and/or its affiliates and Mr. Li and/or his affiliates.

Risk Factors

4.
Please consider the extent to which PRC and/or BVI law restricts the Chinese subsidiary and/or the BVI parent from upstreaming dividends to the registrant that can then be distributed to the shareholders of the company. If so, please provide an appropriate risk factor even though the registrant may have no intention of paying dividends in the foreseeable future. Alternatively, provide your detailed analysis as to why the suggested risk factor is not appropriate.

Response to Comment 4:

BVI law does not restrict the Company’s Chinese subsidiary and/or BVI subsidiary from upstreaming dividends to the registrant that can then be distributed to shareholders, subject to the BVI entity remaining solvent following the distribution.  Section 57(1) of the BVI Business Companies Act, 2004 (the "BVI BC Act") permits a BVI company, by resolution of its directors, to authorize a distribution (including a payment of dividends) by the company at a time, and of an amount, and to any members it thinks fit if they are satisfied, on reasonable grounds, that the company will, immediately after the distribution, satisfy the statutorily prescribed solvency test.  Section 56(a) of the BVI BC Act provides that a BVI company satisfies the solvency test if (i) the value of the company’s assets exceeds its liabilities, and (ii) the company is able to pay its debts as they fall due.  On the basis of this analysis, the Company does not believe that a risk factor disclosing BVI law restrictions on upstreaming dividends is required.

In its 2008 10-K, the Company intends to replace the current risk factor relating to dividends on page 13 of the 2007 report with the following risk factor to address restrictions under PRC law:

Jim B. Rosenberg, Esq. Securities and Exchange Commission January 26, 2009 Page 4

Due to various restrictions under PRC laws on the distribution of dividends by our PRC operating companies, we may not be able to pay dividends to our stockholders.

The Wholly Foreign Owned Enterprise Law (1986), as amended and The Wholly Foreign Owned Enterprise Law Implementing Rules (1990), as amended, contain the principal regulations governing dividend distributions by wholly foreign owned enterprises. Under these regulations, wholly foreign owned enterprises, such as Biological and Life Resources, may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, Biological and Life Resources are required to set aside a certain amount of any accumulated profits each year (a minimum of 10%, and up to an aggregate amount equal to half of its registered capital), to fund certain reserve funds. These reserves are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC.  If we ever determine to pay a dividend, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of such dividends from the profits of Biological and Life Resources.

“Our Operating Company is Subject...,” page 13

5.
You indicate that your subsidiaries may be restricted by Chinese law in paying dividends to you. Please provide Schedule I required by Item 5-04(a) of Regulation S-X or explain to us why this schedule is not required.

Response to Comment 5:

Item 5-04(a) of Regulation S-X requires the filing of Schedule I when the restricted net assets of a registrant’s consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.

At the end of the fiscal year ended December 31, 2007, the Company had approximately $9 million in restricted net assets of its consolidated subsidiaries, which amount could not be transferred to the Company by its subsidiaries in the form of loans, advances or cash dividends due to (i) PRC laws that impose limitations on distribution of dividends (specifically, the Wholly Foreign Owned Enterprise Law (1986), as amended, and The Wholly Foreign Owned Enterprise Law Implementing Rules (1990), as amended; (ii) PRC laws that require the Company to set aside a certain amount of accumulated profits each year ( minimum of 10%,and up to an aggregate amount equal to half of its registered capital); or (iii) PRC government imposed controls on the conversion of Renminbi into foreign currencies and the remittance of currencies out of the PRC.

The Company’s consolidated net assets as of December 31, 2007 was $146,348,355.  (Please note that the above stated amount of consolidated net assets excludes minority interest of $6,144,063.)

The amount of restricted net assets of the Company’s consolidated subsidiaries did not exceed 25% of the consolidated net assets as of the end of 2007.  Therefore, Schedule I was not required to be filed.

Effect of Fluctuations in Foreign Exchange Rates, page 28

6.
We note your disclosure here that, “any significant revaluation of the renminbi may materially and adversely affect our cash flows, revenues and financial condition.” Please provide a quantitative evaluation of that risk, such as a sensitivity analysis. You may use Item 305(a) of Regulation S-K as a guide for this disclosure.

Jim B. Rosenberg, Esq. Securities and Exchange Commission January 26, 2009 Page 5

Response to Comment 6:

The Company is exposed to a foreign currency risk arising from the possibility that fluctuations in foreign exchange rates could impact accounts receivable from the Company’s sales to overseas affiliate companies. Overseas affiliate companies pay for the products they purchase in US dollars; therefore, the main foreign currency risk is the fluctuation of the US dollar against other currencies. In general, the Company’s payment term for  accounts receivable is approximately 180 days, during which period those overseas affiliate companies exchange their local currency for US dollars, and, when the Company collects the accounts receivable from them in US dollars, the Company exchanges the US dollars for Renminbi. The collection and exchange of local currency may take overseas affiliates approximately 50 days, almost one third of the Company’s payment term of 180 days, thus, the Company believes that overseas affiliates bear approximately 30% of the Company’s exposure to U.S. currency exchange rate fluctuations, which the Company estimates might be up to 10% per year.  Sales to overseas affiliates totaled $32 million in 2007, and the average balance of the Company’s Renminbi-denominated bank accounts was $31 million.  The Company’s 70% share in an adverse exchange rate swing of 10% would amount to approximately $2.2 million of each of these amounts, which is insignificant in relation to the Company’s assets of $181.6 million and shareholders equity of $146.3 million as of December 31, 2007.  The total amount of sales in 2007 was $54.9 million, while the impact of fluctuation of foreign exchange rates would amount to approximately $2.2 million, which is less than 5% of the total sales in 2007, and the Company believes it is immaterial. Therefore, the anticipated fluctuation of foreign exchange rates will not significantly impact the Company’s relative financial data.

Compensation Discussion and Analysis, page 33

7.
Please consider the extent to which Mr. Li identified any individual or corporate goals when setting their remuneration of the other named executive officer. If so, please revise your CD&A to disclose the individual and corporate goals, the extent to which the named executive officer achieved such goals and how the degree of achievement was reflected in the level of remuneration. Please refer to Item 402(b)(2) of Regulation S-K.

Response to Comment 7:

The Company does not currently and did not in 2007 give bonuses to any of its named executive officers.  Therefore, President Li did not identify any individual or corporate goals when setting the remuneration of Mr. Jiao for 2007.  The Company intends to add this additional disclosure to its 2008 10-K in the Compensation Discussion and Analysis section.

Employment Agreements, page 34

8.	We note your disclosure of employment agreements with named executive officers. Please disclose the terms of those agreements, and file copies of the agreements as exhibits.

Jim B. Rosenberg, Esq. Securities and Exchange Commission January 26, 2009 Page 6

Response to Comment 8:

For the fiscal year ended December 31, 2007, the Company determined that its named executive officers were Jinyuan Li, Chairman, Chief Executive Officer and President, and Wenjun Jiao, Chief Financial Officer.  Pursuant to Instruction No. 2 to Item 601(a) of Regulation S-K, the Company filed a form of Labor Contract as Exhibit 10.12 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and provided a schedule which identified the material details in which the separate labor contracts for Mr. Li and Mr. Jiao differed.  The Company intends to add the form of Labor Contract  to its list of exhibit to its 2008 10-K and reference that it has been previously filed.

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

9.
It appears that all of the assets, liabilities, revenues and expenses of Tianjin Tianshi Biological Development Co., Ltd. and Tiens Yihai Co. Ltd. relate to operations located in the People’s Republic of China. Please have your auditors, who are located in California, tell us how the audit of the operations in China, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:

•
Whether another auditor was involved in the audit of the Chinese operations. If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor’s knowledge of US GAAP and PCAOB Standards;

•
Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within China. Explain how the audit and observation of inventories was performed at December 31, 2007 and 2006.

Response to Comment 9:

The Company’s financial statements for the years ended December 31, 2006 and 2007 were audited by two separate auditing firms.

On September 26, 2007, the Company engaged Grobstein, Horwath & Company LLP (“GHC”) to serve as its new principal independent accountant.  GHC is an accounting firm located in California. GHC is a member firm of the international accounting network Horwath International, which is the ninth largest international accounting network worldwide. GHC is registered with the Public Company Accounting Oversight Board (“PCAOB”). Some of the GHC’s personnel who work on the Company’s audit both speak and write Chinese.

Jim B. Rosenberg, Esq. Securities and Exchange Commission January 26, 2009 Page 7

GHC employs audit staffs from its Horwath affiliate Shu Lun Pan Horwath Hong Kong CPA Limited (“HHK”) in Hong Kong, China to perform the audit field work. HHK is registered with the PCAOB.  HHK has over 200 audit staff members and is part of the alliance firm Shu Lun Pan CPA Limited, in China, with offices in Beijing, Shanghai, Guangzhou, and Nanjing and professional staffs of over 2,000.

GHC adopts the Horwath International audit approach, where HHK’s personnel have received training from Horwath International’s technical team in its New York headquarters and also from GHC, on an annual basis, in US GAAP, US GAAS and PCAOB auditing standards.  Therefore, on the basis of training provided, GHC has assessed that HHK has sufficient knowledge of US GAAP, US GAAS and PCAOB auditing standards.

GHC develops the scope of the audit engagement and specifies the exact audit procedures to be performed by HHK’s audit personnel, including the extent of the testing.

From the planning stage, audit field work and final audit work paper review stage, GHC’s personnel (audit manager, partner in-charge and concurring partner) are always involved. HHK’s personnel directly reports to the GHC audit team on issues related to the audit work.  The 2007 year ended inventory observation field work was performed by HHK’s audit team.

During the normal course of the year, GHC’s personnel frequently travel to China and have frequent meetings and discussions with the Company’s management, to assist the audit planning process, including the SAS 99 procedures, and to attend discussions with the audit committee related to the annual audit.

Prior to September 26, 2007, Moore Stephens Wurth Frazer and Torbet, LLP (“MSWFT”) served as the Company’s independent auditor since 2002.  No other auditor was involved in the audit of the Company’s Chinese operations.  MSWFT has been performing audits of U.S. listed public companies with operations in the PRC over the past ten years.  When MSWFT performed the 2006 audit of the Company’s operations, including the associated assets and liabilities, MSWFT sent an engagement team, consisting of staff level employees through partners, from the United States to the Company's offices in the PRC.  All required audit procedures were conducted by MSWFT in the PRC, including the observation of inventories.  Language was not an obstacle for MSWFT, since the MSWFT team was fluent in speaking, reading, and writing Chinese.

Jim B. Rosenberg, Esq. Securities and Exchange Commission January 26, 2009 Page 8

Quarterly report for the period ended September 30, 2008

Management’s Discussion and Analysis of Financial Condition And Results of Operations Financial Condition, Liquidity and Capital Resources, page 42

10.
You disclose that you expect to spend approximately $220 million on the Life Resources facility construction project. You also disclose that you expect to construct the facility in phases over several years. Please revise your disclosure to describe the individual phases of your construction project. Also, please disclose whether portions of the facility will be available for use prior to completion of the entire project, and if so, please disclose the estimated timing and costs for these phases.

Response to Comment 10:

The Company intends to add the following additional disclosure to its 2008 10-K in the Financial Condition, Liquidity and Capital Resources section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations:

As of September 30, 2008, the majority of the main structures of the Life Resources facility construction project had been completed. Since September 30, 2008, the office buildings, warehouses, work plants, product exhibition center and dormitories have undergone internal decoration. The cost of the completed work of these facilities is approximately $69,581,772 (based on an exchange rate of $1 = RMB 6.8551 as of September 30, 2008), which includes amounts paid for the underlying land use rights.  The main structures of the quality control center, power center, boiler room and new main material center are expected be completed in the first half of 2009 and internal decoration is expected to be completed in the second half of 2009.  As of the end of 2008, the cost of the completed work of these facilities was $78,782,353 (based on an exchange rate of $1 = RMB 6.8542 as of December 31, 2008), which includes amounts paid for the underlying land use right.  The Company expects that all construction work and equipment installation will be complete in 2009 and that the Life Resources facility is estimated to begin operation by the end of 2009.  The Company has provided for an amount of up to $72,957,554 (based on an exchange rate of $1 = RMB 6.8533 as of January 1, 2009) in its 2009 budget for capital expenditures on the Life Resources facility.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have further questions. Thank you.

Jim B. Rosenberg, Esq. Securities and Exchange Commission January 26, 2009 Page 9

Very truly yours,

By:	/s/ Jinyuan Li
Jinyuan Li
Chairman, Chief Executive Officer and President